DYNATECH CORPORATION
                       AMENDMENT TO 1994 STOCK OPTION AND
                                 INCENTIVE PLAN

SECTION 3(A) AS AMENDED AND RESTATED

     (a) Shares Issuable. The aggregate maximum number of shares of Stock reserved and available for issuance under the Plan shall be 2,350,000.(1) For purposes of this limitation, the shares of Stock underlying any Awards which are forfeited, cancelled, reaquired by the Company, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan so long as the participants to whom such Awards had been previously granted received no benefits of ownership of the underlying shares of Stock to which the Award related. Subject to such overall limitation, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that (i) no more than 100,000 Stock Options may be granted to any one individual participant during any one-year period, (ii) no more than 90,000 shares of Restricted Stock and Unrestricted Stock may be granted under the Plan, and (iii) no more than 20,000 shares of Restricted Stock and Unrestricted Stock may be granted to any one individual participant. Shares issued under the Plan may be authorized but unissued shares or shares reacquired by the Company.



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(1)  Including unused shares previously reserved under 1992 Stock Option Plan.


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